

View Announcement

82-34854

status list

SUPPL

Announcement Details

Company	Headline	Embargo	Last Update
C&C Group Plc	Holding(s) in Company		16:49 23 Jun 06

Full Announcement Text

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company



C&C Group PLC

2. Name of shareholder having a major interest

Fidelity International Limited
FMR Corporation
Edward C. Johnson

3. Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18

Non-Beneficial Interest.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl
0

Fidelity Notification Nominee Name	Mgt Co	No of Shares
JP Morgan Chase Bank	FIL	292,500
Northern Trust London	FPM	659,560
State St. Bk & Tr Co Lndn	FPM	205,604
JP Morgan Bournemouth	FPM	132,472
Chase Manhttn Bk Ag Frankfurt	FPM	119,104
Mellon Bank	FPM	87,152
JP Morgan Chase Bank	FPM	65,300
Bank of New York Brussels	FPM	35,738
Dexia Privatbank	FPM	13,788
Chase Manhttn London	FPM	12,619
State St. Bk & Tr Co	FMTC	881,925
Brown Brothers Harriman & Co	FMTC	796,581
Bank of New York	FMTC	297,700

dlw 6/29

JP Morgan Chase Bank	FMTC	265,200
Northern Trust Co.	FMTC	236,300
State St Bank and Tr Co	FMRCO	4,124,540
Brown Brothers Harriman & Co	FMRCO	3,249,200
JP Morgan Chase Bank	FMRCO	2,070,005
Northern Trust London	FMRCO	165,711
Mellon Bank NA	FMRCO	53,300
JP Morgan Bournemouth	FISL	119,903
Brown Brothers Harriman Ltd Lux	FIL	1,018,145
JP Morgan Bournemouth	FIL	276,558
JP Morgan Bournemouth	FIL	233,700
Northern Trust London	FIL	170,051
Bank of New York Brussels	FIL	104,431
Bank of New York Europe LDN	FIL	52,459
State Str Bk & Tr Co Lndn	FIL	49,915
JP Morgan Bournemouth	FII	23,300
BNP Paribas Paris	FIGEST	63,200
State Street Bank and Tr Co	FICL	454,100
State Street Hong Kong	FIA(K)L	26,786
State Str Bk & Tr Co Lndn	FPM	779,029
JP Morgan Bournemouth	FPM	538,515
Northern Trust London	FPM	537,700
HSBC Bank Plc	FPM	166,300
Bank of New York Brussels	FPM	10,100
Mellon Bank	FPM	
Northern Trust Co.	FMTC	25,000
JP Morgan Bournemouth	FISL	443,369
JP Morgan Bournemouth	FIL	201,900
Total		19,058,760

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

3,186,972

8. Percentage of issued class

0.979%

9. Class of security

Ordinary Shares

10. Date of transaction

Not Known

11. Date company informed

22nd June 2006

12. Total holding following this notification

19,058,760

13. Total percentage holding of issued class following this notification

5.86%

14. Any additional information

15. Name of contact and telephone number for queries

Marcus Lynch; 00 353 1 616 1335

16. Name and signature of authorised company official responsible for making this notification

Noreen O'Kelly
Company Secretary

Date of notification

23rd June 2006

END

---

status list 



London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
C&C Group Plc	Holding(s) in Company		17:25 23 Jun 06

Full Announcement Text

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

C&C Group PLC

2. Name of shareholder having a major interest

Schroder Investment Management Limited
Schroder Investment Management Nth. America Ltd.
Chase Nominees Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18

Non-Beneficial Interest.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

Schroder Investment Notification

Name	Shares Held	Man Co
Chase Nominees	285,267	SIML
Chase Manhattan Bank	11,381,333	SIML
State Street Bank and Trust Co.	166,764	SIML
Banque Internationale a Luxembourg	12,614	SIML
Dexia	24,000	SIML
UBS Luxembourg	122,833	SIML
Chase Nominees Limited	2,399,750	SIMNA
Total	14,392,561	

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

4,135,234

8. Percentage of issued class

1.27%

9. Class of security

Ordinary Shares

10. Date of transaction

Not Known

11. Date company informed

23rd June 2006

12. Total holding following this notification

14,392,561

13. Total percentage holding of issued class following this notification

4.42%

14. Any additional information

15. Name of contact and telephone number for queries

Marcus Lynch; 00 353 1 616 1335

16. Name and signature of authorised company official responsible for making this notification

Noreen O'Kelly
Company Secretary

Date of notification

23rd June 2006

END


status list